RAD INTEL



Problem Solution Traction Team Perks

WHO WE ARE

THE AI FUTURE OF MARKETING

We've developed a groundbreaking artificial intelligence essential for brands to identify new audiences and boost content ROI.

With over $35M invested, you have the chance to get in alongside VCs, Fortunes 1000s, and senior employees from Google, Amazon, YouTube, and Meta.

Invest Now **Share Price** $0.55

Offering Circular SEC Filings Investor Education





RAD Intel Score
976/1000
Memorability 89.72
Clarity 96.34
Viral Potential 72.59
Campaign
Young Professionals
Primary Interest
Career Training
Networking
Higher Education
Creators
@topTalent_x
@missJennyNY
@recruit365
INFLUENCEI

Problem Solution Traction Team Perks

$37,949,000	$990.90	$12,965,000	6,000+
Previously Funded	Min. Investment	Total Crowdfunded	Investors

Forbes RollingStone Bloomberg VentureBeat cheddar FAST COMPANY Entrepreneur TechCrunch Forbes RollingStone

INVESTMENT HIGHLIGHTS

AI WITH 12+ YEARS OF RESEARCH AND INVESTMENT

Not all AI is created equal. It's easy to claim they have AI with catchy buzzwords. Our proof is in the traction, clients and team.

You're investing into a team of proven industry leaders that have taken companies to public markets, acquired over 225 businesses and founded / exited multiple startups.



RAD AI



Invest Now

Hasbro
+146%
IMPROVED ENGAGEMENT RATE
MORE ROI

WE'VE ALMOST DOUBLED 2024 BOOKED REVENUE, AND IT ONLY Q1 OF 2025

Some of the biggest brands in the world are loyal customers of RAD Intel. Our AI technology helps brands create content their customers love.

The proof is in the traction.

Problem Solution Traction Team Perks

NYSE
VENTURE CORNER
JON NAJARIAN
MONETA ADVISORY PARTNERS | MANAGING DIRECTOR

RAD INTEL AT NYSE

With traction comes revenue and increased value. Our investors have watched our valuation increase from $5M to $85M in ~3 years.

This is how we deliver shareholder value and now, we are poised to scale.

RAD Intel's valuation and share price are set by the Company. There is currently no public market for RAD Intel's stock. Past performance is not indicative of future results.

Problem Solution Traction Team Perks

GET INVESTOR EXCLUSIVE UPDATES

Sign up for investment updates, insights, and early access opportunities with RAD Intel.

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RollingStone

" RAD INTEL HAS OVER **6000+** INVESTORS AND SOME OF THE BIGGEST BRANDS IN THE WORLD ENROLLED INTO THEIR VISION. "


WHAT OUR INVESTORS SAY

"The RAD Intel team has built technology that flips the marketing technology industry on its head. I'm a big believer of backing founders that have a track record of success and resiliency. I'm obviously a believer in how RAD Intel technology solves the problem of content authenticity."



BRIAN MACMAHON
VC INVESTOR, 300+ INVESTMENTS
INVESTED $100K



‹   ●○○○○○   ›

Problem   Solution   Traction   Team   Perks





THE PROBLEM

CREATING CONTENT IS A $600B PROBLEM*

The world's largest brands spend hundreds of millions annually on content, aiming for maximum ROI in attracting new customers. With over 25 billion pieces of content exchanged daily, it's crucial for brands to deliver the right messaging to capture their audience's attention. Each social post, share, email, and video is an opportunity to win over target customers. This represents a $633 billion market opportunity.





THE SOLUTION

WE'RE REMOVING ALL DOUBT (RAD)

Our advancements in AI provide clients with deep insights into who their customers are and the best strategies to engage them for optimal ROI. As AI becomes essential for major brands, RAD Intel has developed a solution that empowers our clients—typically Fortune 1000 companies—to outperform their competition.

With RAD Intel, our clients can instantly understand what matters most to their customers and craft marketing content that delivers outsized ROI.









RAD INTEL
IMPORT REQUESTS
FROM BS4 IMPORT BEAUTIFULSOUP
FROM SELENIUM IMPORT WEBDRIVER
IMPORT TIME
FROM TEXTBLOB IMPORT TEXTBLOB
Let's get started

Problem Solution Traction Team Perks

GET INVESTOR EXCLUSIVE UPDATES

Sign up for investment updates, insights, and early access opportunities with RAD Intel.

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Julius D'Souza
ACCREDITED 3X INVESTOR FROM GOOGLE

"I'VE BEEN DEEPLY IMPRESSED BY THEIR EXECUTION, TRACTION AND DEDICATION TO BUILDING AN ENDURING ENTERPRISE THAT CREATES EXCEPTIONAL VALUE FOR IT'S CUSTOMERS."

DOUBLING LAST YEARS REVENUE BY Q3 PROVES OUR AI DRIVES RESULTS

OMNICOM MEDIA GROUP INC. CHOOSES RAD INTEL

NYSE: OMC. Mkt Cap of ~$18BN
A global leader in marketing communications that provides brand and advertising services to over 5000 clients in 100 countries chooses RAD Intel.

OmnicomGroup



FORTUNE 1000s CHOOSE RAD INTEL

"Their advancements in AI is why I'm so excited to test the platform for L'Oréal."

- Maya Kasovalic, VP Digital Innovation for L'Oréal NYX

L'ORÉAL & NYX

BACKED BY THE ADOBE FUND FOR DESIGN





Problem   Solution   Traction   Team   Perks

BACKED BY THE ADOBE FUND FOR DESIGN

RAD Intel is supported by over 6,000 enthusiastic investors and is also backed by **Fidelity Ventures** and the **Adobe Fund for Design.**

 

WHY BRANDS LIKE HASBRO AND SWEETGREEN LOVE US

Problem   Solution   Traction   Team   Perks



Industry | Fast Healthy Food

sweetgreen

With locally sourced greens, grains, and a menu that follows Mother Nature's lead, Sweetgreen is making a sustainable impact on the future of food.

188%	**27%**	**+173%**
Improved Ads	Improved CPA	Improved Content



Industry | Gaming

HeroQuest, is an adventure board game created by Milton Bradley in conjunction with the British company Games Workshop in 1989, and re-released in 2021.

+121%	**+88%**	**2x**
Paid Performance	Engagement Rate	Content Performance







Problem Solution Traction Team Perks

sweetgreen SKECHERS MGM OmnicomGroup Hasbro

WHAT OUR CLIENTS SAY

"Leading our influencer marketing campaigns with RAD Intel, where we are scaling our effords across different categories..."

WAN-YI SWEETING
DIR. PARTNERSHIPS
SKECHERS
NYSE :: SKX

Problem Solution Traction Team Perks

RAD INTEL IN ACTION



Content and


EXPANSION

DESIGNED TO ATTRACT THE BEST CLIENTS

Our SaaS-focused model is designed to sell and upsell enterprise clients and retain them for multi-year commitments. We've already proven this with ~3X booked revenue growth. Here's our plan to scale it even further:

Future plans and product developments discussed are forward-looking statements and subject to change based on operational, financial, regulatory, and market conditions

- Further develop RAD Intel technology feature sets that improve paid advertising across Google, TikTok, and Meta.

- Innovate and develop enterprise solutions with API partners like TikTok to improve content insights.

- Recruit top-tier talent across AI, product development, operations, and sales.

- Implement additional self-serve feature sets that cater to our growing base of enterprise clients.

- Continuously improve client success rates with AI that informs performance analytics.



GET THE INVESTOR DECK

Learn more about our investment opportunity, receive important updates and insights!

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" RAD INTEL HAS EMERGED AS A POTENTIAL GAME-CHANGER, LEVERAGING AI TO IMPROVE HOW BRANDS CONNECT WITH THEIR TARGET AUDIENCE. "

THE VISIONARIES BEHIND RAD INTEL

Our leadership team represents a robust blend of seasoned entrepreneurs, growth strategists, and industry innovators.



JEREMY BARNETT
CO-FOUNDER & CEO

3X founder with multiple exits, including Trendy Butler. Backed by venture funds including Fidelity, SOS Ventures, Expert Dojo, and more. Experience building companies from 0-100+ employees.







BRADLEY SILVER
CO-FOUNDER & PRESIDENT

3X founder with multiple exits, including Brand Protect. Backed by venture funds including Fidelity, Gen Wealth Ventures, MaRS AF, and Brigus Capital & Greybrook. Experience scaling companies to $30M+ in ARR, and building companies from 0-170+ employees.

 



EMILY DUBAN
CHIEF GROWTH OFFICER

With two decades of experience in top PR agencies, including Weber Shandwick and Fleishman Hillard, Emily has held leadership roles, most recently as Chief Digital Officer at Mike World Wide (MWW). She has led campaigns for global brands like Amazon, Unilever, and LVMH. Emily holds Executive Education in Marketing Strategy from Wharton.

  



ALEX GROSS PH.D.
FOUNDING ADVISOR

Harvard, MIT, and world-recognized leader in AI. Has 23 issued, pending, or provisional patents. TEDx speaker, investor in 33 companies, authored 23 publications, featured in WSJ, CNN, USA Today, and Wired.

  



MARIA BROWN
HEAD OF COMMUNICATIONS

With over 20 years in data science, machine learning, and AI, Maria Brown is a leading expert in Generative AI for B2B & B2C marketing, bridging the gap between legacy and latest AI technologies.

 





ORIN LITMAN
DIRECTOR

Orin, founder and CEO of VetStrategy and has overseen the acquisition of 225+ veterinary practices in Canada. Today, Orin is the founding member of the Leader Entrepreneurship Program and serves on the RAD Intel Board of Directors.

  



JOSEPH FREEDMAN
CHAIRMAN

JD / MBA. Former Securities Lawyer and Senior Vice Chairman, Private Equity at Brookfield Asset Management. Led spin-off of Brookfield Infrastructure Partners ($24B market cap). Corporate director for companies including Bridgemarq Real Estate (TSX:BRE).





AARON KUNTZ
DIRECTOR

BS Finance & Predictive Analytics MS, Northwestern University. Co-Founder of Lead Genesis (acquired) and MarketerNet. Angel investor. Former Datamyx COO and Experian Major Accounts.

  



JOHN DUBAN
HEAD OF STRATEGY

As a seasoned brand growth strategist with 20 years of experience. His expertise in business development and integrated marketing has generated over $250 million in revenue, fostering significant growth for clients.

  



HEATHER STUCKEY
KEY ADVISOR

Heather is a seasoned marketing executive with 20 years of experience, leading global strategies at Mars, Inc. She has worked with top brands and fostered digital partnerships at DDB Group and Tribal Worldwide. Outside work, Heather is a dedicated mentor and an avid marathon and triathlon participant.

  



MAYA KOSOVALIC
KEY ADVISOR

Maya, with 19 years in brand management, is L'Oreal's VP of Digital Innovation and RAD Intel advisor. She drives commerce across the US, Canada, and LATAM, specializing in E-Commerce, SEO, SEM, and social media, using data and technology to enhance beauty, luxury, and packaged goods sectors.





CASEY TERRELL
KEY ADVISOR

Casey, a West Point graduate, holds an MBA and MS in Strategic Communications, with certifications in Lean Six Sigma and ServSafe. With executive expertise in global marketing and operations, Casey has significantly boosted B2C and B2B outcomes across various sectors.





NOLAN CARELTON
KEY ADVISOR

Nolan, a digital communications expert and former VP of Social at AT&T, has enhanced brand experiences and media engagement through social media and influencer marketing. A Lean Six Sigma Black Belt, she now brings her innovation and data-driven expertise to the RAD Intel advisory board.







STEVEN STOKES
KEY ADVISOR

With 25+ years in tech communications, Stephen joins from Altice USA's Optimum, bringing expertise from AT&T, Motorola, and Cisco. Specializing in complex tech communication and innovation, his deep understanding of operational excellence, R&D, and business transformation will be invaluable as RAD Intel advances its marketing strategies with AI.

 



ERIN LANUTI
KEY ADVISOR

Erin Lanuti, recognized as "Executive of the Year" and in "Digital 40 over 40" and "Innovator 25," is a top global brand marketer. As Chief Innovation Officer at Omnicom PR Group, she drives data integration and launched omniearnedID, revolutionizing precision communications and boosting cross-channel marketing and client growth worldwide.

 



IGNACIO PUIG DE LA BELLACASA
KEY ADVISOR

With 20 years in FMCG giants like Reckitt and PepsiCo, he joins RAD Intel's advisory board. His VP-level experience covers Brand Strategy, Innovation, Customer Development, and P&L ownership, bringing operational expertise and strategic vision to the team.

  



RECENT NEWS



One New Company's AI Is Making Content Go Viral

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See News



Introducing RAD Intel, The Smarter Content Marketing Platform Driving Authentic Brand & Agency Connections

RAD Intel, a leader in AI-driven marketing intelligence, has announced its rebrand from RAD AI. This name change reflects the company's mission to provide deep, data-driven insights that empower brands and agencies to make faster, more informed marketing decisions in today's creator-driven economy.

See News





Are Influencers Taking Over The Marketing Space?

Co-founder and CEO of Rad Intel, Jeremy Barnett, joins Cheddar anchor Dave Briggs to discuss the influencer marketing space and how RAD is changing the game.

See News



RAD Intel Launches State-By-State Functionality To Empower Brands And Agencies With Precise, Localized Marketing Insights

By using RAD Intel's state-level insights, marketers can spot trends early, tailor content to local audiences, and refine both macro and micro influencer strategies in real time.

See News



How The AI Revolution Is Reshaping The Creator Economy

The creator economy is rapidly evolving, driven by the intersection of technology and creativity. As artificial intelligence (AI) continues to advance, its influence on this sector is becoming increasingly profound.

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Redefining The Future With Artificial Intelligence Buyouts

Here's a look at RAD Intel's strategic approach to AI acquisitions in the marketing landscape.

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4 Technologies That Aren't That Big Today But Will Likely Be Massive In 20 Years

The concept of smartphones and electric cars seemed like a pipe dream 20 years ago, but today, nearly 6.92 billion people, or 86.4% of the global population, have personal smartphones.

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See How Entertainment Brands Drove 3X ROI Using Artificial Intelligence

In the case of our work at RAD Intel, there are several ways we use AI to help companies in the entertainment space

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Equity Crowdfunding Appears Immune To Market Volatility, On Track For Its Best Year Yet

Equity crowdfunding — or community raises, as the fundraising platforms involved prefer to call it — has grown steadily over the last few years. Regulations governing the process continue to evolve in the market's favor, and 2022's venture funding …

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Top 5 Reasons To Put This AI Company On Your Investment Radar

RAD Intel aims to be one of the key drivers in transforming the way brands communicate with their audiences in the age of AI.

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RAD AI: How AI Can Be Used As A Creative Tool And Not An Artist Replacement

Here's how companies could embrace AI-driven social media strategies and for scaling brand awareness

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RAD AI At The NYSE, With Jon Najarian On Venture Corner.

CEO of RAD Intel, Jeremy Barnett is interviewed at the NYSE about growth, AIBOs by Jon Najarian on Venture Corner.

See News



RAD AI Announces Strategic Artificial Intelligence Buyout Plan To Propel Growth And Advance The Creator Economy

RAD Intel, the leader in AI-powered audience-first marketing and communications solutions, today unveiled its new strategy to rapidly reform the industry's landscape: Artificial Intelligence Buyouts (AIBOs).

See News

SEE ALL NEWS



GET PERKS AT DIFFERENT INVESTMENT LEVELS

The Company is not issuing partial shares. Any calculation of bonus shares to be issued, whose product reflects the issuance of a partial share, will be rounded down, to the nearest whole share and issued to the Purchaser at the close of the Offering.

EXISTING INVESTORS

Receive 20% Bonus Shares

OVERSUBSCRIBED BONUS

Receive 10% Bonus Shares

(For investors that oversubscribed to the last funding round. Does not stack with Volume bonus.)



PERKS



TIER 1	TIER 2	TIER 3
$5,000+	**$10,000+**	**$25,000+**
Receive **10% Bonus Shares**	Receive **15% Bonus Shares**	Receive **20% Bonus Shares**

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KS   **Kim San LEE**   — ⚑
         a year ago
         Hello, most corporations work directly with advertising or marketing agencies to do their ad work. These ad agencies then do all the marketing strategy as well as placement coordination into various channels. How do you fit in to that circle? Do you work directly with the company, or are you integrating with the ad agencies to do certain channels? Because it sounds from your updates like you are working directly with the company to do their advertising/marketing for them. Does that then mean that you are essentially a standalone marketing agency, competing alongside all the other agencies for the companies/customers ad dollars?

         👍 3   👎 0   Reply   Share ›

         RAD AI   **Rad AI** **Mod** 👤⁺ ➜ Kim San LEE   — ⚑
                      a year ago
                      Hi Kim - Good question. We have seen a deliberate shift where organizations are building internal resources across media buying, creative and data science-led programs. On that point, the not-so-short answer is some fortune 1000's certainly engage agencies that handle parts of their marketing stack - while others use a combination of agencies and internal resources. For now, our model is brand direct, meaning our contracts are direct with the brands we work with. This creates

⌄ Why invest in startups?

Regulation CF allows investors to invest in startups and early-growth companies. This is different from helping a company raise money on Kickstarter; with Regulation CF Offerings, you aren't buying products or merchandise - you are buying a piece of a company and helping it grow.

⌄ How much can I invest?

Accredited investors can invest as much as they want. But if you are NOT an accredited investor, your investment limit depends on either your annual income or net worth, whichever is greater. If the number is less than $124,000, you can only invest 5% of it. If both are greater than $124,000 then your investment limit is 10%.

⌄ How do I calculate my net worth?

To calculate your net worth, just add up all of your assets and subtract all of your liabilities (excluding the value of the person's primary residence). The resulting sum is your net worth.



⌄ What are the tax implications of an equity crowdfunding investment?

We cannot give tax advice, and we encourage you to talk with your accountant or tax advisor before making an investment.

⌄ Who can invest in a Regulation CF Offering?

Individuals over 18 years of age can invest.

⌄ What do I need to know about early-stage investing? Are these investments risky?

There will always be some risk involved when investing in a startup or small business. And the earlier you get in the more risk that is usually present. If a young company goes out of business, your ownership interest could lose all value. You may have limited voting power to direct the company due to dilution over time. You may also have to wait about five to seven years (if ever) for an exit via acquisition, IPO, etc. Because early-stage companies are still in the process of perfecting their products, services, and business model, nothing is guaranteed. That's why startups should only be part of a more balanced, overall investment portfolio.

⌄ When will I get my investment back?

The Common Stock (the "Shares") of RAD Intel (the "Company") are not publicly traded. As a result, the shares cannot be easily traded or sold. As an investor in a private company, you typically look to receive a return on your investment under the following scenarios: The Company gets acquired by another company. The Company goes public (makes an initial public offering). In those instances, you receive your pro-rata share of the distributions that occur, in the case of acquisition, or you can sell your shares on an exchange. These are both considered long-term exits, taking approximately 5-10 years (and often longer) to see the possibility for an exit. It can sometimes take years to build companies. Sometimes there will not be any return, as a result of business failure.

⌄ Can I sell my shares?

Shares sold via Regulation Crowdfunding offerings have a one-year lockup period before those shares can be sold under certain conditions. Exceptions to limitations on selling shares during the one-year lockup period:
In the event of death, divorce, or similar circumstances, shares can be transferred to:
1. The company that issued the securities
2. An accredited investor
3. A family member (child, stepchild, grandchild, parent, stepparent, grandparent, spouse or equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-



⌄ Can I sell my shares?

Shares sold via Regulation Crowdfunding offerings have a one-year lockup period before those shares can be sold under certain conditions. Exceptions to limitations on selling shares during the one-year lockup period:
In the event of death, divorce, or similar circumstances, shares can be transferred to:
1. The company that issued the securities
2. An accredited investor
3. A family member (child, stepchild, grandchild, parent, stepparent, grandparent, spouse or equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, including adoptive relationships)

⌄ What happens if a company does not reach their funding target?

If a company does not reach its minimum funding target, all funds will be returned to the investors after the close of the offering.

⌄ How can I learn more about a company's offering?

All available disclosure information can be found on the offering pages for our Regulation Crowdfunding offering.



What if I change my mind about investing?

You can cancel your investment at any time, for any reason, until 48 hours prior to a closing occurs. If you've already funded your investment and your funds are in escrow, your funds will be promptly refunded to you upon cancellation. To request a refund email info@dealmakersecurities.com.

What relationship does the company have with DealMaker Securities?

Once an offering ends, the company may continue its relationship with DealMaker Securities for additional offerings in the future. DealMaker Securities' affiliates may also provide ongoing services to the company. There is no guarantee any services will continue after the offering ends.

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DEALMAKER SECURITIES LLC IS NOT SOLICITING THIS INVESTMENT OR MAKING ANY RECOMMENDATIONS BY COLLECTING, REVIEWING, AND PROCESSING AN INVESTOR'S DOCUMENTATION FOR THIS INVESTMENT.

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CONTACT INFORMATION IS PROVIDED FOR INVESTORS TO MAKE INQUIRIES AND REQUESTS TO DEALMAKER SECURITIES LLC REGARDING REGULATION CF IN GENERAL, OR THE STATUS OF SUCH INVESTOR'S SUBMITTED DOCUMENTATION, SPECIFICALLY. DEALMAKER SECURITIES LLC MAY DIRECT INVESTORS TO SPECIFIC SECTIONS OF THE OFFERING CIRCULAR TO LOCATE INFORMATION OR ANSWERS TO THEIR INQUIRY BUT DOES NOT OPINE OR PROVIDE GUIDANCE ON ISSUER RELATED MATTERS.

THIS WEBSITE CONTAINS FORWARD-LOOKING STATEMENTS. THESE STATEMENTS MAY INCLUDE THE WORDS "BELIEVE", "EXPECT", "ANTICIPATE", "INTEND", "PLAN", "ESTIMATE", "PROJECT", "WILL", "MAY", "TARGETING" AND SIMILAR EXPRESSIONS AS WELL AS STATEMENTS OTHER THAN STATEMENTS OF HISTORICAL FACTS INCLUDING, WITHOUT LIMITATION, THOSE REGARDING THE FINANCIAL POSITION, BUSINESS STRATEGY, PLANS, TARGETS AND OBJECTIVES OF THE MANAGEMENT OF RAD INTEL (THE "COMPANY") FOR FUTURE OPERATIONS (INCLUDING DEVELOPMENT PLANS AND OBJECTIVES). SUCH FORWARD-LOOKING STATEMENTS INVOLVE KNOWN AND UNKNOWN RISKS, UNCERTAINTIES AND OTHER IMPORTANT FACTORS WHICH MAY AFFECT THE COMPANY'S ABILITY TO IMPLEMENT AND ACHIEVE THE ECONOMIC AND MONETARY POLICIES, BUDGETARY PLANS, FISCAL GUIDELINES AND OTHER DEVELOPMENT BENCHMARKS SET OUT IN SUCH FORWARD-LOOKING STATEMENTS AND WHICH MAY CAUSE ACTUAL RESULTS, PERFORMANCE OR ACHIEVEMENTS TO BE MATERIALLY DIFFERENT FROM FUTURE RESULTS, PERFORMANCE OR ACHIEVEMENTS EXPRESSED OR IMPLIED BY SUCH FORWARD-LOOKING STATEMENTS. SUCH FORWARD-LOOKING STATEMENTS ARE BASED ON NUMEROUS ASSUMPTIONS REGARDING THE COMPANY'S PRESENT AND FUTURE POLICIES AND PLANS AND THE ENVIRONMENT IN WHICH THE COMPANY WILL OPERATE IN THE FUTURE. FURTHERMORE, CERTAIN FORWARD-LOOKING STATEMENTS ARE BASED ON ASSUMPTIONS OR FUTURE EVENTS WHICH MAY NOT PROVE TO BE ACCURATE, AND NO RELIANCE WHATSOEVER SHOULD BE PLACED ON ANY FORWARD-LOOKING STATEMENTS IN THIS PRESENTATION. THE FORWARD-LOOKING STATEMENTS IN THIS WEBSITE SPEAK ONLY AS OF THE DATE OF THE COMPANY'S INITIAL FORM C, AND THE COMPANY EXPRESSLY DISCLAIMS TO THE FULLEST EXTENT PERMITTED BY LAW ANY OBLIGATION OR UNDERTAKING TO DISSEMINATE ANY UPDATES OR REVISIONS TO ANY FORWARD-LOOKING STATEMENTS CONTAINED HEREIN TO REFLECT ANY CHANGE IN EXPECTATIONS WITH REGARD THERETO OR ANY CHANGE IN EVENTS, CONDITIONS OR CIRCUMSTANCES ON WHICH ANY SUCH STATEMENTS ARE BASED.



4. | Team